U.S. COMMERCIAL CORP., S.A.B. DE C.V.

RECEIVED

2007 FEB 27 A 11:47

February 21, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07021345

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the Summons of U.S. Commercial Corp., S.A.B. de C.V., to the Shareholders General Extraordinary Assembly, which will be held on March 5, 2007.

Sincerely.

Alejandro Archundia Becerra
Attorney in fact

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

dw 2/28

U.S. COMMERCIAL CORP., S.A.B. DE C.V.

CALLS FOR

EXTRAORDINARY SHAREHOLDERS GENERAL ASSEMBLY

By agreement of the Board of Directors of U.S. COMMERCIAL CORP., S.A.B. DE C.V., adopted during its meeting held on February 14, 2007, the shareholders are called for an Extraordinary Shareholders General Assembly of the Corporation, that shall be held, on March 5, 2007, at 13:00 hours, in the building located at Vasco de Quiroga No. 3800, Col. Santa Fe, Delegacion Cuajimalpa, Mexico, Distrito Federal, to discuss the items contained in the following:

AGENDA

I. ***Proposal, discussion and, if such were the case, approval of an increase on the fixed part of the Corporation's capital stock. Resolutions to that regard; and***

II. ***Appointment of delegates to execute and legalize all the resolutions adopted by the assembly. Resolutions to that regard.***

The Shareholders, in order to have the right to attend the Assembly, shall have to deposit, at the Corporate offices located in Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, Mexico, Distrito Federal (Telephone 5328-5830), at the latest on the business day prior to the one in which the Assembly is held (Business hours from 10:00 A.M. to 6:00 P.M. on business days), the stock titles or the deposit slips issued by a financial institution, domestic or foreign or by S.D. Indeval, S.A. de C.V., Securities Deposit Institution, as well as all the other legal or tax requirement deemed appropriate. In exchange of the documents abovementioned, the shareholders admission card shall be issued, which shall have to be handed in to attend the Assembly. The Stock brokers and other depositors at the S.D. Indeval, S.A. de C.V., Securities Deposit Institution are reminded that, in order to obtain the aforesaid admission card, they must submit, if such were the case, a list with the name, address, nationality and number of stocks of the stockholders they represent.

From the day this Call is published shall be made available to the shareholders the information and the documents related to each of the items set forth on the agenda, immediately and pro bono at the offices of the Secretary of the Board of Directors located in Parque Vía No. 190, 7°. Floor, Col. Cuauhtémoc, C.P. 06599 México, Distrito Federal, Telephone 52225814 (business hours 10:00 A.M. to 6:00 P.M. on business days).

The shareholders may be represented by means of an authorized attorney-in-fact with proxy pursuant the terms foreseen by Article Eighteenth of the Corporation's by-laws and Article 49 of the Securities Market Act. The persons attending and acting on behalf of the shareholders, shall be able to prove their authority by power granted on the forms created by the issuer, that are

available for the securities market brokers which prove they act on behalf of the issuer's shareholders through S.D. Indeval, S.A. de C.V., Securities Deposit Institution, as well at the address indicated on the immediate previous paragraph or at Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, Mexico, Distrito Federal (Telephone 53285830), within the time referred to on article 173 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles).

Mexico, Distrito Federal, February 15, 2007.

Sergio Rodríguez Molleda
Secretary of the Board of Directors

END